Correspondence

OpGen, Inc.

9717 Key West Avenue, Suite 100

Rockville, MD 20850

April 27, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Conlon Danberg Celeste Murphy

Re:	OpGen, Inc. Registration Statement on Form S-1, as amended File Number 333-271190

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective at 5:15 p.m. on May 1, 2023, or at such later time as is requested by counsel to the Company.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Peter A. Jaslow at (215) 665-8500.

Sincerely,

By:	/s/ Albert Weber
Albert Weber Chief Financial Officer OpGen, Inc.

cc: Peter A. Jaslow, Esq.